July 28, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Jeffrey M. Stafeil
Chief Financial Officer
Metaldyne Corporation.
47659 Halyard Drive
Plymouth, Michigan 48170

   RE:	Metaldyne Corporation (the "Company")
	Form 10-K for the fiscal year ended January 2, 2005
	File No. 001-12068

Dear Mr. Stafeil:

   Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

   Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-K for the fiscal year ended January 2, 2005

Item 2 - Properties, page 17

1. Reference is made to the second paragraph on page 18. We note you disclose that in connection with disposition of the Livonia Fittings business to TriMas, you are subleasing the Livonia, Michigan facility to TriMas and remain responsible for payments to the lessor. In this regard, tell us how you have considered FIN No. 45 as it appears that you remain secondarily liable for the lease payments. Please clarify for us and in your notes to the financial statements how your accounting treatment with respect to the sublease arrangement complies with the guidance as outlined in paragraph 9 of FIN No. 45.
Tell us, if any, the amount representing the fair value of the liability that you have recognized within your financial statements as a result of the obligation to stand ready to perform and how fair value was determined. Also, please revise your notes to the financial statements in future filings to include the disclosures as required by paragraph 13 of the FIN No. 45. If you believe that your obligation under the sublease arrangement does not represent a guarantee which should be accounted for under FIN No. 45, please explain in detail the basis for this conclusion.

Item 7 - Management`s Discussion and Analysis, page 22
Contractual Cash Obligations, page 43

2. We note that your disclosure which indicates that you are contingently liable for future products warranty claims and that you provide extensive warranties to your customers; however, it does not appear that you have provided the disclosures as required by paragraph 14 of FIN No. 45. In this regard, please revise future filings to disclose your accounting policy and methodology used in determining your liability for product warranties and provide a reconciliation of the changes in your aggregate product warranty liability for the year.

Quantitative and Qualitative Disclosures about Market Risk, page
48

3. Please revise your discussion regarding your exposure to interest rate risk and to include all of the disclosures required by Item
305(a) of Regulation S-K (e.g. sensitivity analysis).

Consolidated Statements of Cash Flows, page 53

4. We note that you recognized a loss on fixed assets of approximately $15 million for the fiscal year ended December 28, 2003; however, it appears that little, if any, information regarding the loss on fixed assets has been provided in your notes or MD&A section of your document. In this regard, please tell us and revise the notes to your financial statements and MD&A in future filings, where appropriate, to discuss in greater detail the facts and circumstances surrounding the loss on fixed assets of $15 million and explain where the amount has been classified in the statements of operations. Also, if the loss recognized was not included as a component of operating profit, revise future filings to reflect such losses as a component of operating profit. Refer to the requirements of paragraphs 25 and 45 of SFAS No. 144.

Note 6 - Equity Investments and Receivables in Affiliates, page 60

5. Reference is made to the third paragraph on page 61. We note that you disclose 924,000 shares of TriMas stock was sold to Masco Corporation for $23 per share in November 2004. Please tell us and revise future filings to disclose how the value of the TriMas stock at $23 per share was determined and why you believe it is appropriate. We may have further comment upon receipt of your response.

Note 6 - Equity Investments and Receivables in Affiliates

6. In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraph 20 of ABP 18 with respect to your various equity investments. These disclosures should include the name of each investee and the percentage interest held as of each balance sheet date presented.

Note 11 - Long-term Debt, page 65

7. We note the disclosure in Note 11 indicating that as a result of the 2004 credit facility amendment, $1.2 million of the unamortized balance related to the 2003 credit facility amendment was expensed in
2004. Please tell us and clarify in Note 11 why $1.2 million of the unamortized debt issuance costs associated with the 2003 amendment were expensed in 2004 and explain how you calculated or determined the amount that was expensed as a result of the 2004 amendment.

Note 14 - Derivative Financial Instruments, page 69

8. Reference is made to the last paragraph of your footnote. We note that your disclosure indicates that your interest rate protection arrangements matured in February 2004 and as a result, you recorded a cumulative pre-tax non-cash gain of $6.6 million in your statements of operations for the fiscal year ended January 2, 2005. However, we also note that prior to their maturity, $6.6 million, net of tax was included in accumulated other comprehensive income as shown on your statements of shareholders` equity. In this regard, it is unclear why the pre-tax and net of tax amounts relating to the interest rate protection arrangements are the same. Please clarify and reconcile the amounts for us.

Note 15 - Segment Information, page 69

9. Since it appears that you allocate income taxes to your segments, please revise future filings to include a reconciliation of Adjusted
EBITDA for your segments to the Company`s income or loss before cumulative effect of a change in accounting principle. Refer to the requirements of paragraph 32b of SFAS No.131.

Note 16 - Acquisitions, page 73

10. We note that you completed the transaction with DaimlerChrysler which transferred full ownership of the New Castle Machining and Forge manufacturing operations to Metaldyne during the first quarter of fiscal 2004 and according to your disclosure, you exchange $215 million in consideration for DaimlerChrysler`s interest in the joint venture. Further, we note the fair value of the net assets acquired in connection with DaimlerChrysler`s interest in New Castle approximated $168 million. In this regard, please clarify for us and explain in your notes to the financial statements the reason(s) for the difference between the purchase price amount of $215 million and the net assets acquired of $168 million. Also, please explain why the fair value of the 10% senior subordinated notes and the Series A-
1 preferred stock had a fair value less than their states values at
December 31, 2003. If the securities were valued at less than their stated values, please explain why. Additionally, for intangible assets subject to amortization, please revise future filings to disclose the weighted average amortization period, in total and by major intangible asset class.

11. We note during fiscal 2003, you acquired a facility in Greensboro, North Carolina from Dana Corporation and in connection with the acquisition you also signed a seven year supply agreement with Dana covering all existing businesses at Greensboro. Please clarify for us whether this agreement was terminated in September 2004 as discussed on page 79 of your Form 10-K for the fiscal year ended December 28, 2003 as it is unclear based on the notes to your consolidated financial statements for the fiscal year ended January
2, 2005. If the agreement was terminated, tell us and revise future filings to discuss, where appropriate, the effect the terminated agreement had on the Company`s financial statements and future results of operations to the extent the material. Also, tell us and clarify in the notes to your financial statements whether any portion of the purchase price for the Greensboro facility was allocated to the supply arrangement with Dana. If not, please explain why.

12. Please explain in further detail why "unamortized accretion" relative to the 10% senior subordinated notes resulted in recognition of $33.6 million of goodwill for tax purposes versus the $28.8 million of goodwill recognized for book purposes. As part of your response, please explain why there was unamortized accretion associated with the notes issued.

Note 20 - Supplementary Cash Flow Information, page 77

13. Please tell us and clarify in the notes to your financial statements in future filings, why asset impairment losses associated with your Bedford Heights, Ohio and Rome, Georgia manufacturing facilities were recognized during both 2003 and 2004. Your response and your revised disclosures should explain how both the $4.9 million asset impairment charge recognized during 2003 and the $7.6 million charge recognized in 2004 were calculated or determined. Your response should also explain why the $4.9 million charge recognized during 2003 was not recognized until the fourth quarter of that fiscal period.

Note 23 -  Income Taxes, page 80

14. The amount of deferred and refundable income taxes at December 31, 2004 of $18,470 as reflected in your consolidated balance sheet does not agree to the amount disclosed in Note 23 of $12,920. In future filings, please reconcile and revise these disclosures.

Note 26 - Interim and Other Supplemental Financial Data
(Unaudited),
page 87

15. Please explain why the $15 million fixed asset disposal loss and the $20.7 million of equity in losses of affiliates were not recognized until the fourth quarter of fiscal 2003.

Schedule II - Valuation and Qualifying Accounts, page 108

16. Please revise future filings to include inventory valuation and other qualifying valuation account(s) using the format prescribed in
Rule 12-09 of Regulation S-X for each of the periods presented in your financial statements. Refer to Rule 5-04 of Regulation S-X.

Other

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Jeffrey M. Stafeil
Metaldyne Corporation
July 28, 2005
Page 1